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                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                          Pursuant  to Rule 425 under the Securities Act of 1933
                                     Registration Statement File No.: 333-107902

   Investor Notice

   In connection with the merger between PREIT and Crown American Realty Trust referenced in the document, PREIT and Crown American Realty Trust have filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust, at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. These materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.

   Transcript of Pennsylvania Real Estate Investment Trust
   Special Meeting of Shareholders
   Tuesday, November 11, 2003, 11:00 am

Ronald Rubin, Chairman and Chief Executive Officer
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   Good morning ladies and gentlemen. My name is Ronald Rubin. I am the Chairman and the Chief Executive Officer of Pennsylvania Real Estate Investment Trust. The Company's trustees and officers join me in welcoming you to this special meeting of the shareholders. We wish to express our thanks to you for your attendance at this meeting today, which is being held to consider and to vote on: for one, the proposal to approve the Agreement and Plan of Merger, dated May 13, 2003, among the Company, PREIT Associates, L.P., Crown American
   Realty Trust, and Crown American Properties, L.P., the merger of Crown with and into the Company under the merger agreement, and the related transactions under the merger agreement; two, the election of a Class A trustee to serve on the Board of Trustees of the Company until the 2005 annual meeting of shareholders; and three, the proposal to approve the Company's 2003 equity incentive plan, as amended.

   Before considering the matters of business to be brought before this special meeting, I would like to dispose of several preliminary procedural matters that are required by the Company's trust agreement and bylaws and by applicable Pennsylvania law. Pursuant to the Company's trust agreement and bylaws and Pennsylvania law, notice of the holding of this special meeting was duly mailed on October 3, 2003 to all of the Company's shareholders of record at the close of business on September 25, 2003. I am in possession of an affidavit to that effect. The Secretary will attach the affidavit together with its exhibits to the minutes of the meeting. Jeffrey Linn, the Company's Secretary, will act as secretary for this meeting. Jeffrey?

   In accordance with the Company's bylaws and pursuant to the delegation of authority to me by the Board of Trustees at a special meeting of the Board held on May 13, 2003, I hereby appoint Peter Descovich of ADP Investor Communication Services as the Inspector of Election for this special meeting. Peter?


Peter Descovich, Inspector of Election
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   Thank you.

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Ronald Rubin, Chairman and Chief Executive Officer
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   The Inspector of Election has signed an oath that he will determine the number of votes represented at this special meeting, the authenticity and validity of the ballots and proxies, the existence of a quorum, and the number of votes cast on all matters voted upon at this special meeting. For those of you who have not yet voted or want to change your vote, proxies or ballots may be obtained from the Inspector of Election. If I may have a show of hands, one of the ushers will provide you with a proxy or ballot. Anybody need a proxy or ballot?

   Proxies and ballots may also be obtained after discussion of each of the proposals to be voted upon at this special meeting. The Inspector of Election has a list of shareholders entitled to vote at this meeting and the list is open for inspection by any shareholder during this meeting. I now call upon the Inspector of Election to give his report on quorum.


Peter Descovich, Inspector of Election
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   The holders of 20,446,199 of beneficial interest in the Company or approximately 87.09% of the issued and outstanding shares of the Company at the close of business on September 25, 2003 record date for this special meeting of shareholders of the Company, are present in person or by proxy at this meeting. Mr. Chairman, a quorum is therefore present.


Ronald Rubin, Chairman and Chief Executive Officer
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   Thank you. Based upon this count, I declare that a quorum is present and that this special meeting is lawfully and officially convened and competent to proceed to the transaction of business for which it has been called as stated in the notice thereof. On all matters, each shareholder of record as of September 25, 2003, the voting record date, has the right to one vote for each share owned as of the close of business on that date.

   I now would like to introduce the other members of the Company's Board of Directors, who are present today: Rosemarie Greco, Leonard I. Korman, Ira M. Lubert, Jeffrey Orleans, John Roberts, George Rubin, Jonathan B. Weller. One of our trustees, Lee Javitch, who hasn't missed a shareholders meeting in 15 years, unfortunately had a dental emergency and was unable to be with us this morning. In addition, please allow me to introduce the Company's other officers, some of the Company's other officers, who are present today. Alphabetically, David Bryant, Senior VP and Treasurer; Joseph F. Coradino, Executive Vice President; Edward A. Glickman, Executive VP and Chief Financial Officer; Bruce Goldman, Executive Vice President and General Counsel; Douglas S. Grayson, Executive Vice President in charge of Development; and Jeffrey Linn, Executive Vice President, who you have already met, in charge of Acquisitions and Secretary of the Company. I would also like to introduce Gerry McGuiness, Bill Tomazin, Ed Liva, and Kristina Parker, who are representatives of KPMG, the Company's auditors, seated up front here.

   The first item of formal business to come before this special meeting is to consider and vote on the proposal to approve the Agreement and Plan of Merger. Before we do that, there is one special person that I would like to introduce to all of you this morning, and she is the widow of the founder of this Company, Sylvan Cohen, and that is Alma Cohen. Alma, would you please stand up?

   [Applause]

   Thank you for coming. The proposal is to approve the Agreement and Plan of Merger, dated as of May 13, 2003, among the Company, PREIT Associates, L.P., Crown American Realty Trust, and Crown American Properties, L.P.; the merger of Crown with and into the Company under the merger agreement and the related transactions under the merger agreement. A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus. Under the terms of the merger agreement, Crown American Realty Trust will be merged with and

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   into the Company, subject to the satisfaction of specified conditions.
   Following the merger, Crown will cease to exist. In the merger, holders of Crown common shares will receive, for each Crown common share issued and outstanding immediately prior to the merger, 0.3589 PREIT common shares. Holders of Crown 11% preferred shares will receive, for each share issued and outstanding immediately before the merger, one PREIT 11% preferred share. The PREIT 11% preferred shares are identical in all material respects to the Crown 11% preferred shares. Crown American Properties, L.P. will not be acquired by the Company as part of the merger. However, substantially all of the assets and liabilities of Crown American Properties will be conveyed to the Company's operating partnership through a series of related pre and post-merger transactions, as described in full in the joint proxy statement/prospectus.

   Approval of the merger agreement, the merger and the related transactions requires the affirmative vote of the holders of at least a majority of the votes cast at this special meeting by all shareholders of the Company entitled to vote. In addition, the merger is subject to the receipt by the Company of a specified number of affirmative votes of certain holders of units of limited partnership interest in the Company's operating partnership who are entitled to vote on the merger. The exact number of votes, if any, will depend on the number of affirmative votes received from the Company's shareholders at this meeting. We are pleased to report that the holders of more than 50% of the units entitled to vote on the merger have voted their units in favor of the merger. This vote will be sufficient to approve the merger under the operating partnership's partnership agreement assuming the merger is also approved by the affirmative vote of a majority of the votes cast by the Company's shareholders at this meeting.

   I will now entertain a motion that the merger agreement, the merger and the related transactions be approved. I recognize Leonard Korman, a shareholder of the Company.


Leonard I. Korman, Shareholder
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   I move that the merger agreement, the merger and the related transactions be approved.


Ronald Rubin, Chairman and Chief Executive Officer
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   I recognize Jonathan Weller, a shareholder of the Company.


Jonathan Weller, Shareholder
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   I second the motion.


Ronald Rubin, Chairman and Chief Executive Officer
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   You have heard the motion to approve the merger agreement, the merger and the related transactions. Are there any questions or comments? Unless there is further discussion, the voting on the proposal to approve the merger agreement, the merger and the related transactions will now take place. Let me remind you that if you already mailed or handed in your proxy, there is no need for you to cast the ballot unless you wish to change the vote that you put on your proxy. Are there any persons who have not already turned in proxies or ballots? If so, please raise your hand and an usher will collect your proxy or ballot for submission to the Inspector of Election. Someone - thank you. Anyone else?

   The voting on the merger agreement, the merger and the related transactions is now closed.

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   The second item of formal business to come before this special meeting is to consider and vote on the election of a Class A trustee to serve on the Board of Trustees of the Company until the 2005 annual meeting of shareholders and until his successor has been duly elected and qualified. As set forth in the notice for this special meeting, management's nominee for election as a Class A trustee is John J. Roberts. Mr. Roberts is the only nominee for election. Mr. Roberts was previously elected by the Board of Trustees to fill a vacancy created by an increase in the size of the Board of Trustees, and his term, pursuant to the Company's trust agreement, expires at this special meeting. I will now entertain a motion that Mr. Roberts be elected as a Class A trustee for the term specified. I'll now call on Leonard Korman, a shareholder of the Company.


Leonard I. Korman, Shareholder
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   I move that Mr. Roberts be elected as a Class A trustee for the term specified.


Ronald Rubin, Chairman and Chief Executive Officer
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   I recognize Jonathan Weller, a shareholder of the Company.


Jonathan Weller, Shareholder
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   I second the motion.


Ronald Rubin, Chairman and Chief Executive Officer
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   You have heard the motion to elect Mr. Roberts as a Class A trustee for the term specified. No other person has been nominated in accordance with the procedures set forth in the Company's trust agreement. Accordingly, I hereby declare nominations closed. Are there any questions or comments?

   Unless there is further discussion, the voting on the election of John Roberts as a Class A trustee for the term specified will now take place. Let me remind you again that if you already mailed or handed in your proxy, there is no need for you to cast the ballot unless you wish to change the vote that you put on your proxy. Are there any persons who have not already turned in proxies or ballots? If so, please raise your hand and an usher will collect your proxy or ballot for submission to the inspector of election. The voting on the election of Mr. Roberts as a Class A trustee for the term specified is now closed.

   The third item of formal business to come before this special meeting is to consider and vote on the proposal to approve the Company's 2003 equity incentive plan, as amended. A copy of the 2003 equity incentive plan, as amended, is attached as Annex D to the joint proxy statements. The Company's 2003 equity incentive plan was adopted by the Board of Trustees on July 24, 2003, and was amended by the Board of Trustees on September 30, 2003. The purpose of the plan is to advance the interests of the Company and its shareholders by strengthening the Company's ability to attract and retain key individuals with the desired training, experience and expertise, and to furnish additional incentive to such key individuals to promote the Company's financial success by providing them with an equity ownership interest in the Company and/or cash awards based on equity in the Company. In addition, options issued in connection with the merger to former trustees, officers and employees of Crown, and its related corporations and subsidiary entities as replacements for their options to acquire Crown common shares or Crown partnership units will be issued under the 2003 equity incentive plan. Approval of the proposal to approve the 2003 equity incentive plan requires the affirmative vote of a majority of the votes cast at this special meeting by all shareholders of the Company entitled to vote thereon, provided that the total vote cast on the proposal represents over 50% of all votes entitled

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   to be cast on the proposal. That is, in order to approve the plan, a majority of the outstanding common shares of the Company must be voted on the proposal to approve the plan, and a majority of these votes cast must vote in favor of the proposal. I will now entertain a motion that the Company's 2003 equity incentive plan be approved. I recognize Leonard Korman, a shareholder of the Company.


Leonard I. Korman, Shareholder
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   I move that the Company's 2003 equity incentive plan be approved.


Ronald Rubin, Chairman and Chief Executive Officer
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   I recognize Jonathan Weller, a shareholder of the Company.


Jonathan Weller, Shareholder
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   I second the motion.


Ronald Rubin, Chairman and Chief Executive Officer
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   You have heard the motion to approve the Company's 2003 equity incentive plan. Are there any questions or comments? Yes, this gentleman.


Ervin Shienbaum
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   I wonder if you could address the question of what kind of methodology was used to determine the appropriate equity incentives for people in the Company?


Ronald Rubin, Chairman and Chief Executive Officer
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   Okay, could you please state your name for the record?


Ervin Shienbaum
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   Ervin Shienbaum.


Jon Weller, President and Chief Operating Officer
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   I think your question was what type of equity incentives we chose for the
   Company.


Ervin Shienbaum
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   The methodology used for determining the number of shares.

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Jon Weller, President and Chief Operating Officer
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   We looked at several things. One - first of all, we looked at the total number of shares that would be outstanding after the merger, and you'll notice in the proxy that there is one number of shares assuming the merger is approved and a second number if it is not approved. So, we looked at the number of shares outstanding with and without the merger as well as looking at how many outstanding options as well as shares of restricted stock, which are currently not vested or had not been exercised. And we used a methodology and we were advised by an outside compensation consultant that the total number in the plan should not exceed 10% of the outstanding shares of the Company. I should say that the shares and shares that underlie any operating partnership unit.


Ronald Rubin, Chairman and Chief Executive Officer
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   Any further questions? Unless there is further discussion, the voting on the
   Company's 2003 equity incentive plan will now take place. Let me remind you that if you've already mailed or handed in your proxy, there is no need for you to cast a ballot unless you wish to change the vote that you put on your proxy. Anyone? Are there any persons in the room who have not already turned in proxies or ballots? If so, please raise your hand. Doesn't appear to be any. The voting on the Company's 2003 equity incentive plan is now closed. We will now take a moment to allow the Inspector of Election to tabulate the shareholder vote on each of the three proposals presented at this meeting.

   The Inspector of Election has completed counting the ballots and proxies and the Inspector of Election's formal report shows the number of votes cast on the proposals before this special meeting of shareholders. I recognize Peter Descovich, the Inspector of Elections.


Peter Descovich, Inspector of Election
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   I have completed the count of the proxies and of the balloting. I submit the following report. 14,756,699 votes, 62.86% of the total votes entitled to be cast were cast for approval of the merger and the related transactions. 295,132 votes, 1.26% of the total votes entitled to be cast were cast against such approval, and 8,753 votes or 0.37% of the total votes entitled to be cast were abstentions. Broker non-votes totaled 5,306,615.

   Item 2: 20,006,141 votes, 85.22% of the votes entitled to be cast for the election of John J. Roberts to serve as a Class A Trustee on the Board, on the Board of Trustees of the Company until the 2005 annual meeting of shareholders and until his successor is duly elected and qualified. Holders of 440,058 shares or 1.87% of the total shares entitled to be voted withheld their vote for such election. There were no broker non-votes.

   Item 3: 12,759,457 votes, 54.35% of the total votes entitled to be cast were cast for the approval of the 2003 equity incentive plan as amended. 2,112,833 votes, 9% of the total votes entitled to be cast were cast against such approval, and 267,286 votes, 1.14% of the total votes entitled to be cast were abstentions. Broker non-votes totaled 5,306,623. Respectfully submitted.


Ronald Rubin, Chairman and Chief Executive Officer
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   Thank you very much. I therefore declare that the Agreement and Plan of
   Merger, dated as of May 13, 2003, among the Company, PREIT Associates, L.P., Crown American Realty Trust and Crown American Properties, L.P.; the merger of Crown with and into the Company under the merger agreement; and the related transactions under the merger agreement have been duly approved. John
   J. Roberts has been duly elected as a Class A trustee to serve on the Board of Trustees of the Company until the 2005 annual meeting of shareholders and until his successor has been duly elected and qualified, and the Company's 2003 equity incentive plan, as amended, has been duly approved. I hereby

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   order that the report of the inspection - Inspector of Elections be filed with the minutes of this meeting.

   This completes the formal business to come before this special meeting, and I will now entertain a motion to adjourn. I recognize Leonard Korman, a shareholder of the Company.


Leonard I. Korman, Shareholder
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   Mr. Chairman, I move that this special meeting be adjourned.


Ronald Rubin, Chairman and Chief Executive Officer
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   I now recognize Jonathan Weller, a shareholder of the Company.


Jonathan Weller, Shareholder
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   I second the motion.


Ronald Rubin, Chairman and Chief Executive Officer
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   It has been moved and seconded that this special meeting be adjourned. All those in favor say 'aye'.


Attendees
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   Aye.


Ronald Rubin, Chairman and Chief Executive Officer
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   Opposed say 'nay'. The motion is carried and this special meeting now stands adjourned.

   I would just like to thank all of you for coming this morning, for your support, for what I think is probably a momentous occasion for this Company, the approval of the merger as well as the approval of the equity incentive plan and certainly the approval of John Roberts, whom we're very fortunate to have as a trustee of this Company. I think so far, it appears that the market is supportive of the things that we have been doing at this Company and I hope that will continue. I just want to tell all of you that your support, your continued support is very important to us and I want to thank you all for attending today. Thank you very much. [Applause]

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